================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    ----------------------------------------

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                    ----------------------------------------

                                LANDS' END, INC.
                           (Name of Subject Company)

                                LANDS' END, INC.
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                       (Title and Classes of Securities)

                    ---------------------------------------

                                   5115086106
                     (Cusip Number of Class of Securities)

                    ---------------------------------------

                                DONALD R. HUGHES
               SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                                LANDS' END, INC.
                              ONE LANDS' END LANE
                          DODGEVILLE, WISCONSIN 53595
                                 (608) 935-9341

      (Name, Address and Telephone number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                    ---------------------------------------

                                with copies to:

           KARL DAHLEN                         ROBERT S. OSBORNE, P.C.
      SENIOR LEGAL OFFICER                         KIRKLAND & ELLIS
        LANDS' END, INC.                       200 EAST RANDOLPH DRIVE
       ONE LANDS' END LAND                     CHICAGO, ILLINOIS 60601
   DODGEVILLE, WISCONSIN 53595                      (312) 861-2368
         (608) 935 9341

[x] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

================================================================================

COMMON Threads

Volume 5, Issue 10
May 16, 2002

Lands' End acquired by Sears

     On Monday, May 13 Gary Comer and the board of directors announced that Lands' End had entered into a definitive agreement to be acquired by and become a wholly owned subsidiary of Sears. "While Lands' End will continue to operate much as we have throughout our 40-year history, this opportunity assures our continued success and our future growth," said Dave Dyer at Monday morning's company meeting.

     "All of us should be very proud of our contributions in making Lands' End an industry leader in customer service, innovation and quality," said Dave. "We are deservedly one of the most respected global brands, and Sears is impressed with the great work we have done here. In recognition of the strength of our brand, Sears has expressed a strong interest in expanding our company in meaningful ways."

     Upon completion of the transaction, expected in June, Lands' End will become a wholly owned subsidiary of Sears and will continue to be headquartered in Dodgeville.

--------------------------------------------------------------------------------
     "All of us should be very proud of our contributions in making Lands' End an industry leader in customer service, innovation and quality," said Dave. "We are deservedly one of the most respected global brands, and Sears is impressed with the great work we have done here." - Dave Dyer
--------------------------------------------------------------------------------

     Sears will introduce a selection of Lands' End product into many of its 870 full-line stores by fall 2002 and is expected to complete product rollout to stores by fall 2003. Sears stores will carry a compelling assortment of Lands' End men's, women's, and kid's apparel, as well as a selection of footwear, accessories and home fashions. "Strategically, we view retail distribution of our products as an important growth opportunity," said Dave. "We were considering the prospect of opening stores ourselves or seeking a strategic partner, and ultimately decided that our alliance with Sears offered the most exciting opportunity. Sears is the logical partner for us, considering it's heritage of quality and strong proprietary brands, such as Craftsman and Kenmore. I feel confident that customers will respond well to another exceptional brand at Sears."

[Photo of Alan Lacy]
Alan Lacy Chairman & CEO Sears

     The complete Lands' End product line will continue to be offered directly to customers through our catalogs and on our Web site.

     In a second company meeting held Monday afternoon, Alan Lacy, Sears chairman and chief executive officer, was on hand to address Lands' End employees. "Lands' End is a very successful and well-managed company," said Alan. "We were drawn to Lands' End's brand strength across all apparel categories. It's an excellent fit for Sears and our customers, and will aid us in becoming the preferred shopping destination for families."

[Photo of Dave Dyer]
Dave Dyer President & CEO Lands' End

     Dave Dyer will continue to lead Lands' End as president and chief executive officer of Lands' End, reporting directly to Alan Lacy after the acquisition is finalized. Dave will also assume responsibility for Sears' existing customer-direct business, which includes sears.com, catalogs and specialty merchandise.

Inside

..    Q & A
..    Bonus clarification
..    The Sears connection
..    Tribute to Gary
..    Sears fact sheet

QUESTIONS & ANSWERS
--------------------------------------------------------------------------------

1. What are the terms of the agreement?

Sears will acquire Lands' End for $62 per share in cash or for a total acquisition price of $1.9 billion. Lands' End will become a wholly owned subsidiary of Sears and will continue to be headquartered in Dodgeville.

2. What regulatory approvals are required?

The tender offer will be conditioned upon Sears acquiring at least two-thirds of Lands' End shares of common stock in the tender offer, regulatory approvals and other customary conditions. It is expected after completion of the tender offer, all shares not purchased in the offer will be acquired in a merger for the same $62 per share price in cash.

3. Is the cash offer contingent on the buyer obtaining any type of debt financing?

No. This is a total cash offer. We believe they have excellent credit ratings and financing status to close this transaction in a timely manner.

4. When do you expect the transaction to close?

Completion of the transaction is expected in June and we expect rapid clearance of the various regulatory filings including Hart-Scott-Rodino (antitrust).

5. What is Sears planning to do with the business? Will Sears invest in growing the business?

Sears will introduce a selection of Lands' End products into many of its 870 full-line stores by fall 2002 and is expected to complete product rollout to stores by fall 2003. Sears stores will carry a compelling assortment of Lands' End men's, women's, and kid's apparel, as well as a selection of footwear, accessories and home fashions. Lands' End will continue to offer its complete product line direct to customers through its catalogs and online at landsend.com. The growth prospects of Lands' End and Sears' customer-direct businesses, which consist of online and catalog operations, will be enhanced significantly.

6. What will Lands' End look like going forward? How will this transaction allow Lands' End to grow?

Upon completion of the transaction, Lands' End will become a wholly owned subsidiary of Sears and will continue to be headquartered in Dodgeville. The vast majority of our business operations will remain in place as they exist today and we anticipate opportunities for expansion in the future. Lands' End will remain a brand that stands for quality, value, innovation and unwavering customer service.

7. Who will lead Lands' End as a wholly owned subsidiary of Sears?

Management is excited about the potential growth this offers Lands' End and every member of the executive team has committed to guide the long-term growth of the company. Dave Dyer will continue to lead the Lands' End business, reporting to Alan Lacy after the transaction closes. Dyer also will assume responsibility for Sears' existing customer-direct business, which includes sears.com, catalogs and specialty merchandise.

8. Does Lands' End need shareholder approval to close the deal?

The tender offer will be conditioned upon at least two-thirds of Lands' End shares of common stock. Gary Comer, Lands' End founder, and certain other Lands' End shareholders have agreed to tender an aggregate of approximately 55% of the outstanding shares of common stock into this offer.

9. Why is the board willing to sell at this price?

This price maximizes shareholder value, provides growth opportunities for employees and brings the resources necessary to sustain and grow Lands' End long into the future.

10. If the deal falls through is the Lands' End Board of Directors committed to selling the company?

It is not anticipated that the deal will fall through, as it is a cash deal with no regulatory or competitive issues. Additionally, Gary Comer, Lands' End founder, and certain other Lands' End shareholders have agreed to tender an aggregate of approximately 55% of the outstanding shares of common stock into this offer. The transaction is expected to close in June.

11. What are the underlying benefits of the merger for Lands' End's business?

This price maximizes shareholder value, provides growth opportunities for employees and brings the resources necessary to sustain and grow Lands' End long into the future. Even though Lands' End is the largest specialty apparel direct merchant, we only compete in 10 percent of the market. Our partnership with Sears will allow us to reach the other 90 percent of customers who do not shop by catalog or the Internet.

                        - Q & A continued on next page -

--------------------------------------------------------------------------------
                              [Logo of Land's End]

Common Threads is published biweekly for Lands' End employees, retirees and families.

              It is produced by the employee services department.

  Editor: Steph Bennett, employee communications, x4225 Production: print shop
    Contributors: Gayle Sanders, Jessica Winzenried, and LE Public Relations.
      Contact us if you have comments, questions, or story ideas.
        Employee communications, 5 Lands' End Lane, Dodgeville, WI 53595
               Phone: 935-4225 . Fax: 935-4831 . E-mail: LE News


Page 2                    May 16, 2002

QUESTIONS & ANSWERS
--------------------------------------------------------------------------------

12. Where there any other candidates or offers considered?

Information such as this will be included in the tender offer that will be distributed to shareholders in the near term. We are confident our partnership with Sears will maximize shareholder value, provide growth opportunities for employees and bring the resources necessary to sustain and grow Lands' End long into the future.

13. Who should I contact regarding my stock certificate(s)?

It is not necessary to contact anyone at this time. Shareholders will receive the necessary information in the mail within the next few weeks.

14. What does this transaction mean to Dodgeville and other communities Lands' End operates in?

Our business operations will remain largely in place as they exist today. While some change is inevitable, we expect this merger will provide meaningful growth opportunities for Lands' End employees and the communities in which the company operates.

15. How will this transaction impact my job and benefits?

Sears values our work ethic and dedication to Lands' End. It will continue to provide us with the same excellent work environment that has played a role in Lands' End being named one of FORTUNE's Best Places to Work.

What is a wholly-owned subsidiary?

--------------------------------------------------------------------------------
Subsidiary: A corporation owned or controlled by another company, commonly referred to as the parent company. Any fraction of ownership above 50% constitutes control. Subsidiaries are separate legal entities, but in consolidation, they become part of the parent company's financial statement presentation as one economic unit.

For example, Lands' End in the UK, Japan, Germany, and Business Outfitters operate as subsidiaries of Lands' End in Dodgeville. They operate as a separate company but financially report into us as we will be financially reporting into Sears.

Wholly-owned is an adjective that describes the fact that Sears will have complete ownership.
--------------------------------------------------------------------------------

The Sears Connection

We'll always owe a huge debt of gratitude to Tom Filline. After years of running the entire Sears mail order operation, he kindly consented to advise us in 1979, back when we were just a very small and unknown company. He taught us how to merchandise product, how to structure lines, when to take chances. He was the priceless ingredient that just happened to be in the right place, at the right time, when we needed him the most.

                                         - Gary Comer

--------------------------------------------------------------------------------
Employee tribute to Gary

We would like to give employees an opportunity to send their sentiments to Gary by setting up central collection areas for employee cards. These boxes will be located at the main entrances of all Lands' End buildings. Employees and/or departments will be encouraged to drop off cards which will be presented to Gary at the Shareholders Meeting on Wednesday, May 22, 2002.

Bonus clarification

.. Two-week bonus from Gary, Dick and Dave - The bonus payout will be paid out at the close of the transaction, which is targeted for late June. All employees who are active and on our payroll at the close of the transaction will be eligible for the two week bonus (approximately 4% of your earnings for the past 12 months).

.. One-week bonus from Alan Lacy, Sears - This payout is targeted to be paid around the December holiday season and is in addition to any Lands' End holiday bonus awarded based on company performance. All employees who are active and on our payroll at the time of payout are eligible for this bonus.

.. $1 million gift from Gary - In the spirit of wanting to recognize those employees who were with him in the early years and until he turned the CEO reigns over to Dick Anderson, Gary has set aside $1 million to be paid out in additional bonuses for those longer term employees. We are still working with Gary on the details of this payout and when this is finalized, the specifics will be shared.

                                                  May 16, 2002            Page 3

Sears Fact Sheet
--------------------------------------------------------------------------------

With its nationwide network of Sears stores, including approximately 870 full-line stores, Sears, Roebuck and Co. is a leading U.S. retailer of apparel, automotive and home products and services for families across the country. The company is also the nation's number one credit provider among retailers, serving more than 60 million households. In fiscal 2001, the company achieved revenues of more than $41 billion.

     The company, founded in 1886, operates from headquarters in Hoffman Estates, Illinois (suburban Chicago). Its full-line department stores are located in every state and Puerto Rico. In addition, Sears, Roebuck and Co. is a majority owner of Sears Canada and holds a minority interest in Sears Mexico. Sears offers well-known, exclusive brands that include: Kenmore, Craftsman, DieHard and WeatherBeater paint. Sears' current private apparel brands include Crossroads, Apostrophe, Canyon River Blues, Fieldmaster, Trader Bay and CRB Khakis.

     Sears Kenmore brand is the leading appliance brand in America. Sears is the nation's number one appliance retailer and the leading retailer of Energy Star appliances. Energy Star is a designation of the U.S. Dept. of Energy and the U.S. Environmental Protection Agency created to recognize appliances that meet or exceed U.S. energy-saving criteria. The two U.S. agencies named Sears the Energy Star Partner of the Year in 2000 and in 2001.

     In the U.S., Sears operates more than 200 neighborhood Sears Hardware stores, and more than 780 locally owned and operated dealer stores in smaller communities. The latest concept is The Great Indoors, a home decorating and remodeling emporium. Currently there are 18 The Great Indoors (including two in the Chicago suburbs that opened in June 2001), with plans to add more in 2002. In addition to internal growth, the company expands through selective acquisitions, such as Orchard Supply Hardware Stores, a California chain acquired in 1996. In its automotive business, Sears provides tires, batteries and related services through nearly 800 Sears Auto Centers and approximately 250 NTB (National Tire & Battery) locations.

     In addition to its retail business, Sears offers a range of services for the home. With a fleet of 14,500 trucks and 13,000 trained technicians -- repairing all major brands of appliances and home electronics - Sears' service business is the largest organization of its kind. Sears also offers selected residential services such as home cooling and heating systems and installation, and carpet cleaning through both Sears' business units and authorized contractors and franchisees.

     Sears sells a variety of products and services through direct distribution channels, including specialty catalogs, clubs and services, and electronic commerce via the Internet, at www.sears.com and www.thegreatindoors.com. Sears currently offers 4.2 million appliance parts online, 5,000 brand name tools including Craftsman, and 5,000 toys and gifts at www.wishbook.com. In late spring 1999, Sears began selling more than 2,000 major appliances on the Web and has since expanded its online offerings.

     In 2001, Sears, its employees and The Sears-Roebuck Foundation contributed more than $46 million in funding and merchandise to community organizations across the country. The company's employees and retirees have volunteered more than 1.1 million hours since January 2000.

     The company employs approximately 275,000 employees and has about 230,000 shareholders.

COMPANY NEWS
--------------------------------------------------------------------------------

Lands' End and Major League Baseball are ready to PLAY BALL

Recently, Major League Baseball (MLB) became the newest partner to join the Lands' End licensing program. With the addition of MLB, the Alumni Collection program has been renamed and called the Classic Fan Collection.

     We believe our customers will respond well to this new opportunity to buy Lands' End classics embroidered with logos from all 30 MLB clubs as well as the All Star and World Series logos.

     These logos can be embroidered on several items from our men's, women's and kid's product lines.

     To kick off this program and show our enthusiasm for the new business, a special promotion is available for Lands' End employees.

     . The $10 licensing and logo fees will be waived for employee purchases of select MLB logo'd merchandise for adults and kids.

     . This promotion runs from May 16 through May 31, 2002.

     . Order forms are available on LEnet and at the front entrances of all buildings.

         Visit LEnet for a complete listing of all current job openings.

Page 4        May 16, 2002